Tesoro Logistics LP
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828
March 11, 2011
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

	Re:	Tesoro Logistics LP
Amendment No. 1 to Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-171525
Ladies and Gentlemen:
     Set forth below are the responses of Tesoro Logistics LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 1, 2011 with respect to the Partnership’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 filed with the Commission on February 9, 2011, File No. 333-171525 (the "Registration Statement”).
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 2 marked to show all changes made since Amendment No. 1.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.
General
1.	We note your response to prior comment one in our letter dated January 31, 2011. Please disclose your insurance coverage with respect to your marine operations in the event of any liability in the event of an oil spill. Such disclosure should address the

Securities and Exchange Commission
March 11, 2011

types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects. In that regard, we note your disclosure at page 121 regarding the transportation and storage of crude oil and refined products over water or proximate to navigable waters at your facilities.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see page 112.

2.	We note your response to comment two in our letter dated January 31, 2011. We also note your disclosure at page 125 that the members of the board of directors will appoint one independent member prior to the listing of your common units on the NYSE. Please confirm that you will provide in your filing any required information regarding such board member.

Response: We acknowledge the Staff’s comment and will undertake to provide in future amendments all required information with respect to such new member of the board of directors.

3.	We note your response to prior comment three in our letter dated January 31, 2011. We remind you that we will need sufficient time for our review once you have filed all exhibits and filled in all blanks other than that allowed by Rule 430A, including information regarding the price range.

Response: We acknowledge the Staff’s comment and will undertake to provide in future amendments all information in the Registration Statement that we are not entitled to omit under Rule 430A, including information regarding the price range. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

4.	We note your response to comment six in our letter dated January 31, 2011. Please tell us whether you intend to submit the road show slides to us prior to first use.

Response: We acknowledge the Staff’s comment. We will provide the Staff with copies of the road show slides that are expected to be used in connection with our offering prior to first use.
Prospectus Cover Page
5.	We note your response to prior comment nine in our letter dated January 31, 2011, and we reissue the comment. Please provide on the cover page the percentage of the offering proceeds that will be available to you.

Response: We acknowledge the Staff’s comment. We have reviewed Release No. 33-6000 (June 17, 1991) (the “Roll-Up Release”), which requires prominent disclosure of the percentage of an investment that will actually be available for investment in a roll-up limited

Securities and Exchange Commission
March 11, 2011

partnership’s business, and respectfully ask the Staff to note that this offering is not a limited partnership roll-up transaction. Consequently, we do not believe the change to the cover page is necessary or appropriate. All of the net proceeds of the offering will be available to us, and we in turn will use them as described in the “Use of Proceeds” section of the Registration Statement. While substantially all of the proceeds of this offering will be used to make a distribution to Tesoro, the distribution will be made for two purposes, neither of which is of the types of payments described in Section 3.a. of the Roll-Up Release. Specifically, this distribution is being made (i) in partial consideration of the contribution by Tesoro to us of all of our assets and (ii) to reimburse Tesoro for certain capital expenditures made by Tesoro with respect to the assets. In substance, this distribution is similar to paying the purchase for the assets in a third party acquisition. No part of this distribution will be paid for “front-end fees, commissions, expenses or compensation” to Tesoro. In addition, we are not aware of any other prospectus cover pages in similar offerings by master limited partnerships that contained the type of disclosure required by Section 3.a. of the Roll-Up Release.

6.	Please remove any identification of “joint book-running managers” or “co-managers” on the cover page.

Response: We acknowledge the Staff’s comment. We have revised the cover page of the Registration Statement to remove any references to joint book-running managers and co-managers.
Summary, page 1
7.	We note your response to comment 16 in our letter dated January 31, 2011, and reissue such comment. Please revise your filing to clarify the reasons for distributing cash to Tesoro. Such revised disclosure should address all funds being paid to Tesoro in connection with the offering, including, without limitation, amounts to be paid as consideration for the contribution of assets. Such disclosure should also address why you are paying $50 million to Tesoro after you borrow such funds under your credit facility.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see pages 9 and 46.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80
EBITDA and Distributable Cash Flow, page 83
8.	We note from your response to prior comment 26 in our letter dated January 31, 2011 that you intend to disclose the Non-GAAP measure titled ‘distributable cash flow’ in post-offering filings. We also note your risk factor disclosure on page 25 indicating that you may experience decreases in distributable cash flow per unit. Please tell us whether you intend to disclose this Non-GAAP measure on a per unit basis in your post-offering filings as well. For guidance on the presentation of cash flow measures on

Securities and Exchange Commission
March 11, 2011

a per share basis, refer to Question 102.05 within the Non-GAAP Financial Measures section of the Division of Corporation Finance’s Compliance and Disclosure Interpretations, located on our website at: http://www.sec.gov/ divisions/corpfin/ guidance/nongaapinterp.htm.

Response: We acknowledge the Staff’s comment. We do not intend to disclose distributable cash flow per unit in any post-offering filings. To avoid confusion, we have also revised our risk factor on page 25.
Environmental Regulation, page 118
Water, page 121
9.	Please revise your disclosure to also quantify the physical resources that the oil spill response organizations would have available to respond to a spill. Such disclosure should also address the ability of the oil spill response organizations to respond to multiple spills.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see pages 119 and 120. Oil spill response organizations are rated and certified by the United States Coast Guard and state agencies. As such, they utilize the response resources that they deem are needed to demonstrate their response capability. We believe the most appropriate disclosure with respect to these organizations is a quantification of their capability in terms of the number of barrels of oil that can be recovered and/or stored by such organization, i.e. the Coast Guard’s “effective daily recovery capability”. We have included such disclosure. Whether or not an oil spill response organization can respond to multiple spills depends on the particular organization and the type of its federal and/or state rating and certification. As a practical matter, when a spill occurs, we have observed that federal and state officials shut down operations in the area to ensure the safety of the response efforts which in turn reduces the risk of another incident that could lead to a spill and to also ensure that an adequate amount of resources are available.

10.	Please revise your disclosure to quantify the resources that you have reserved, or would be able to use, under your own spill response resources to mitigate the impact of a spill from your facilities until an oil spill response organization can deploy its resources. Such disclosure should include a quantification of the physical resources available.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see pages 119 and 120, which provides further information regarding our spill response capability (i.e. our ability to either deploy on-water containment equipment two and one-half times the length of a vessel at our dock or have smaller vessels available to

Securities and Exchange Commission
March 11, 2011

recover 50 barrels of oil per day and store 100 barrels of recovered oil at any given time, which falls within United States Coast Guard requirements).
Compensation of Our Officers, page 127
11.	We note your response to prior comment 32 in our letter dated January 31, 2011. Please include in your executive compensation disclosure a discussion of how payments to your general partner are allocated with respect to the compensation of your officers.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see page 125.
Compensation Discussion and Analysis, page 130
12.	You state that your discussion of compensation paid by Tesoro is based on Tesoro’s 2010 proxy statement but “does not purport to be a complete discussion and analysis of Tesoro’s executive compensation philosophy and practices.” Please provide all material information that relates to the compensation expense that will be allocated to you, including, without limitation, a complete discussion and analysis of Tesoro’s executive compensation philosophy and practices as they related to such compensation expense. Please remove any suggestion that you have not provided all such information. In addition, please tell us why you believe that you can rely on the information in Tesoro’s 2010 proxy statement without providing updated information in your filing.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly and included information regarding Tesoro’s compensation philosophy and practices. Such information will be further updated in a future amendment after the filing of Tesoro’s 2011 proxy statement. Please see pages 127 through 131.
Certain Relationships and Related Party Transactions, page 138
13.	Please revise your filing to clarify whether the payments to your general partner and its affiliates for all costs and expenses that they incur on your behalf for managing and controlling your business and operations that you describe at page 138 will be in addition to the annual corporate services fee payable under the omnibus agreement.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see page 138.
Material Federal Income Tax Consequences, page 175
14.	We note your response to comment 33 in our letter dated January 31, 2011, and reissue such comment. Please remove any implication that investors are not entitled to rely on the opinion of counsel with respect to the material federal income tax consequences. For example, and without limitation, we note your statement at page 191 that it is the

Securities and Exchange Commission
March 11, 2011

responsibility of each unitholder to investigate the legal and tax consequences, under the laws of the pertinent jurisdiction, of his investment in you.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see pages 176 and 192 to clarify that unitholders are encouraged to consult their own tax advisors solely with respect to state, local and foreign, but not federal, tax matters.
Amendment of the Partnership Agreement, page 165
Opinion of Counsel and Unitholder Approval, page 166
15.	We note your disclosure that your general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in your being treated as an entity for federal income tax purposes if one of the amendments described under “No Unit Holder Approval” should occur. Please clarify whether, in connection with any other amendments to your partnership agreement, your general partner will be required to obtain an opinion of counsel that such amendment will not result in your being treated as an entity for federal income tax purposes. In that regard, we note that you removed related disclosure in this amendment. Please also add related risk factor disclosure, if applicable.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement on page 167 to delete the reference to an opinion that an amendment will not result in our being treated as an entity for federal income tax purposes, as this reference is not applicable and could possibly create the expectation that such an opinion is required or customary in connection with other types of amendments. We do not believe the addition of a risk factor is applicable.
Index to Financial Statements, page F-1
16.	Your next filing will be made 45 days after the end of the fiscal year ended December 31, 2010. Please provide updated financial statements complying with Rule 3-01 of Regulation S-X and corresponding disclosures throughout your filing. Similar requirements exist under Rule 11-02(c) of Regulation S-X for the pro forma financial information in the filing.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement to include updated financial statements and pro forma financial information.
Tesoro Logistics LP Balance Sheet, page F-28
17.	We have considered your response to prior comment 23 in our letter dated January 31, 2011. However, we are unable to agree with your conclusion that pro forma adjustment (f) within page F-3 meets the requirement of SAB Topic 1B.3. In this regard, we believe the guidance requires that a pro forma balance sheet reflecting the

Securities and Exchange Commission
March 11, 2011

distribution accrual (but not giving effect to the offering proceeds) should be presented alongside the historical combined balance sheets of Tesoro Logistics LP Predecessor.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement on page F-10 to include pro forma balance sheet information reflecting the distribution accrual (but not giving effect to the offering proceeds) along side the historical combined balance sheets of Tesoro Logistics LP Predecessor.

18.	We note from your response to prior comment 24 in our letter dated January 31, 2011 that per unit information will be included to present the impact of the planned cash distribution to Tesoro. However, we are unable to agree with your conclusion that this pro forma information should be presented in the footnotes to the unaudited pro forma combined statements of operations. Rather, we believe this information should be included in the historical combined statements of operations of Tesoro Logistics LP Predecessor. Please review the April 17, 2007 Discussion Document C from the SEC Regulations Committee meeting on this topic for further guidance, which can be accessed at the following address: http://www.thecaq.org/resources/secregs/pdfs/ discussdocs/Discussion_Document_C 041 707.pdf. In the meantime, please provide us with the mechanics of your calculations as soon as they are available.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement on page F-11 to include supplemental per unit information in the historical combined statement of operations of Tesoro Logistics LP Predecessor. In addition, we have included the mechanics of the unit calculation used to determine pro forma loss per unit in Note 14 of the notes to the combined financial statements.

     We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

TESORO LOGISTICS LP

By:	Tesoro Logistics GP, LLC,
its General Partner

By:	/s/ Charles S. Parrish

Charles S. Parrish
Vice President, General Counsel
and Secretary

cc:	Parker Morrill (via facsimile (703) 813-6982)
William N. Finnegan IV (Issuer’s counsel)
Brett E. Braden (Issuer’s counsel)
David P. Oelman (Underwriter’s counsel)
D. Alan Beck (Underwriter’s counsel)